SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 14d-100)

                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                            MARVEL ENTERPRISES, INC.
                       (Name of Subject Company (Issuer))

                            MARVEL ENTERPRISES, INC.
              (Name of Person Filing Statement (Identifying Status
                      as Offeror, Issuer or Other Person))

             8% CUMULATIVE CONVERTIBLE EXCHANGEABLE PREFERRED STOCK,
                            PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    57383M207
                      (CUSIP Number of Class of Securities)

                                 F. Peter Cuneo
                      President and Chief Executive Officer
                            Marvel Enterprises, Inc.
                               10 East 40th Street
                            New York, New York 10016
                                 (212) 576-4000

            (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:
                      Paul, Hastings, Janofsky & Walker LLP
                           1055 Washington Boulevard,
                           Stamford, Connecticut 06901
                                 (203) 961-7400
                          Attn: John N. Turitzin, Esq.
                            ------------------------

                            CALCULATION OF FILING FEE
 -------------------------------------------------------------------------------
          Transaction Valuation:                  Amount of Filing Fee:
 -------------------------------------------------------------------------------
           $ 200,140,699 (1)                              $ 18,413 (2)
 -------------------------------------------------------------------------------
(1) Estimated for the purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, based upon (a) 20,807,242 shares of 8% Cumulative Convertible Exchangeable Preferred Stock outstanding as of October 4,

        2002, (b) the exchange ratio of 1.39 shares of Common Stock, par value $.01 per share, of Marvel Enterprises, Inc. for each share of 8% Cumulative Convertible Exchangeable Preferred Stock pursuant to the Exchange Offer, and (c) the market value per share of Common Stock, as established by the average of the high and low prices reported as of October 1, 2002, on the New York Stock Exchange.

(2)     Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:   $18,413              Filing Party: Marvel Enterprises, Inc.
        Form or Registration No.: Schedule TO          Date Filed:   October 7, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ]    third-party tender offer subject to Rule 14d-1.

        [X]    issuer tender offer subject to Rule 13e-4.

        [ ]    going-private transaction subject to Rule 13e3.

        [ ]    amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

        This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Marvel Enterprises, Inc. (the "Company") on October 7, 2002 (the "Schedule TO") in connection with the offer by the Company to exchange all of the shares of its outstanding 8% Cumulative Convertible Exchangeable Preferred Stock (the "Preferred Stock"), or such lesser number of shares of Preferred Stock as are validly tendered and not withdrawn, for shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), at an exchange rate of 1.39 shares of Common Stock for each share of Preferred Stock, upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related Letter of Transmittal, copies of which were attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO.

        The information in Supplement No. 1 to the Offer to Exchange (attached hereto as Exhibit (a)(1)(A)(i)), the Offer to Exchange and the related Letter of Transmittal is incorporated into this Schedule TO (Amendment No. 1) by reference in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

Item 12.    Exhibits.

            Item 12 is herby amended and supplemented as follows:

Exhibit No.            Description
-----------            -----------

(a)(1)(A)              Offer to Exchange,  dated  October 7, 2002,  relating  to
                       the Exchange Offer.*
(a)(1)(A)(i)           Supplement No. 1 to the Offer to Exchange, dated November
                       7, 2002.+
(a)(1)(B)              Form of  Letter  of Transmittal,  dated  October 7, 2002,
                       relating to the Exchange Offer.*
(a)(1)(C)              Form of Notice of Guaranteed Delivery.*
(a)(1)(D)              Form of Letter to Brokers.*
(a)(1)(E)              Form of Letter to Clients.*
(a)(1)(F)              Text of Press Release issued by Marvel Enterprises, Inc.,
                       dated October 7, 2002.*
(b)                    None.
(d)(1)                 Stockholders'  Agreement,  dated  October 1, 1998, by and
                       among   Avi  Arad,   various   Dickstein   Entities   and
                       Individuals, Isaac Perlmutter, Isaac Perlmutter T.A., The
                       Laura & Isaac Perlmutter  Foundation Inc., Object Trading
                       Corp.,  Zib Inc.,  various  Secured  Lenders and Toy Biz,
                       Inc.  (incorporated  by  reference  to  Exhibit  99.4  of
                       Marvel's  Amended Report on Form 8-K filed on October 16,
                       1998) (SEC file no. 001-13638).
(d)(2)                 Registration Rights Agreement,  dated October 1, 1998, by
                       and among Toy Biz, Inc. and the undersigned  stockholders
                       (incorporated  by  reference  to Exhibit 99.5 of Marvel's
                       Amended  Report on Form 8-K filed on  October  16,  1998)
                       (SEC file no. 001-13638).
(d)(3)                 Registration Rights Agreement, dated December 8, 1998, by
                       and among Marvel Enterprises,  Inc., Marvel Entertainment
                       Group,    Inc.   and   the    undersigned    stockholders
                       (incorporated  by  reference  to  Exhibit 3 of Avi Arad's
                       Amended Schedule 13D filed on December 22, 1998) (SEC file no. 005-47191).

Exhibit No.            Description
-----------            -----------

(d)(4) Substitution Agreement, dated August 23, 2001, between Object Trading Corp., Marvel Enterprises, Inc. and Marvel Characters, Inc. (incorporated by reference to Exhibit 10 of Marvel's Quarterly Report on Form 10-Q filed on November 14, 2001) (SEC file no. 001-13638).
(d)(5) Personal Guaranty, dated November 30, 2001, by Isaac Perlmutter in favor of HSBC Bank USA, as administrative agent for each of the Secured Parties referred to in the Credit Agreement (incorporated by reference to Exhibit
                       10.4 of Marvel's  Report on Form 8-K filed on December 4,
                       2001) (SEC file no. 001-13638).
(d)(6) Warrant Shares Registration Rights Agreement, dated November 30, 2001, between Marvel Enterprises, Inc. and Isaac Perlmutter (incorporated by reference to Exhibit
                       10.5 of Marvel's  Report on Form 8-K filed on December 4,
                       2001) (SEC file no. 001-13638).
(d)(7) Warrant Agreement, dated November 30, 2001, between Marvel Enterprises, Inc. and Isaac Perlmutter (incorporated by reference to Exhibit 4.2 of Marvel's Report on Form 8-K filed on December 4, 2001) (SEC file no. 001-13638).
(g)                    None.
(h)                    None.

____________________

+       Filed herewith.
* Previously filed by the Company on Schedule TO, dated October 7, 2002.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            MARVEL ENTERPRISES, INC.



                                            By:  /s/ F. Peter Cuneo
                                                ---------------------------
                                            Name:  F. Peter Cuneo
                                            Title: President and Chief Executive
                                                   Officer

Dated: November 7, 2002

                                                            Exhibit (a)(1)(A)(i)



                            MARVEL ENTERPRISES, INC.


                             ---------------------

                                SUPPLEMENT NO. 1
                                     TO THE
                                OFFER TO EXCHANGE
                                    SHARES OF
             8% CUMULATIVE CONVERTIBLE EXCHANGEABLE PREFERRED STOCK

                             ---------------------


        THE OFFER TO EXCHANGE WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, NOVEMBER 18, 2002, UNLESS EXTENDED PURSUANT TO THE TERMS HEREOF (THE "EXPIRATION DATE"). HOLDERS OF SHARES OF 8% CUMULATIVE CONVERTIBLE EXCHANGEABLE PREFERRED STOCK MUST VALIDLY TENDER THOSE SHARES ON OR PRIOR TO THE EXPIRATION DATE IN ORDER TO BE ELIGIBLE TO HAVE THOSE SHARES EXCHANGED FOR SHARES OF OUR COMMON STOCK.

        The information contained in this Supplement No. 1 to the Offer to Exchange (this "Supplement") of Marvel Enterprises, Inc. is designed to be read in conjunction with Marvel's Offer to Exchange, dated October 7, 2002, and with the related Letter of Transmittal (collectively, the "Offer Documents"). Unless otherwise indicated, capitalized terms set forth in this Supplement shall have the meanings ascribed to them in the Offer to Exchange. All page number references set forth herein refer to the Offer to Exchange.

        This Supplement should be read in its entirety with the Offer Documents before a final decision is made with respect to the Offer to Exchange. Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Exchange remain applicable in all respects.

        Procedures for tendering Preferred Shares are set forth in the section of the Offer to Exchange entitled "The Offer to Exchange -- Procedures for Tendering Preferred Shares." Tendering holders may use the original (blue) Letter of Transmittal and the original (gray) Notice of Guaranteed Delivery previously circulated with the Offer to Exchange.

        Preferred Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the Offer to Exchange. Holders of Preferred Shares are not required to take any further action with respect to such shares due to the amendments to the Offer to Exchange contained herein, unless such holders choose to withdraw their tendered shares. Procedures for withdrawing tendered Preferred Shares are set forth in the section of the Offer to Exchange entitled "The Offer to Exchange -- Withdrawal of Tenders."



 The date of this Supplement No. 1 to the Offer to Exchange is November 7, 2002.

1.      IMPORTANT INFORMATION REGARDING THE OFFER

        In the section of the Offer to Exchange entitled "Important Information Regarding the Offer" on page (i), the last sentence of the second paragraph has been deleted in its entirety.


2.      FINANCIAL INFORMATION

        The section of the Offer to Exchange entitled "Financial Information" starting on page 4 has been amended and restated in its entirety below. This amendment and restatement incorporates new quarterly financial information reported by Marvel to the SEC on Form 10-Q for the quarter ended September 30, 2002, and contains a new subsection entitled "Summary of Historical Financial Information".

                              FINANCIAL INFORMATION

HISTORICAL FINANCIAL INFORMATION

        The following summary historical financial information has been derived from, and should be read in conjunction with, the related consolidated financial statements and other financial information presented in the following reports, incorporated herein by reference:

        o our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002;

        o our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 15, 2002;

        o our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002; and

        o our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 6, 2002.

        We also are incorporating by reference into this Offer to Exchange all of our filings made with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from January 1, 2002 to the date of this Supplement. The information incorporated herein by reference is considered to be part of this Offer to Exchange.

                   SUMMARY OF HISTORICAL FINANCIAL INFORMATION

        The following summary of historical financial information has been derived from our audited financial statements for the years ended December 31, 2001 and 2000 and from our unaudited financial statements for the nine months ended September 30, 2002 and 2001, and in the opinion of management, include all adjustments that are necessary for a fair presentation of the financial position and results of operations for such periods. The summary historical financial information should be read in conjunction with the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. Copies of these reports may be obtained as described in this document.

                                                      Nine Months Ended             Years Ended
                                                        September 30,               December 31,
                                                   -------------------------  ------------------------
                                                     2002 (1)     2001 (2)      2001 (3)    2000 (4)
                                                   ------------ ------------  ----------- ------------
                                                        (in thousands, except per share amounts)

STATEMENT OF OPERATIONS DATA:
Revenues........................................       $212,539     $131,630     $181,224     $231,651
Operating income (loss).........................         57,384      (1,662)        1,618     (58,990)
Net income (loss)...............................         15,391     (17,195)        5,265     (89,858)
Preferred dividends.............................         12,216       11,957       16,034       15,395
Net income (loss) applicable to common
  shareholders....................................        3,175     (29,152)     (10,769)    (105,253)
Net income (loss) per diluted share.............           0.08       (0.85)       (0.31)       (3.13)
CASH FLOW DATA:
Provided by (used in) operating activities......         54,125       10,779        8,813     (24,229)
Used in investing activities....................        (5,464)     (12,071)      (8,911)     (18,668)
(Used in) provided by financing activities......       (12,016)      (6,700)      (1,114)          886
OTHER DATA:
EBITDA as reported (5)..........................         61,281       20,102       30,616      (4,590)
Depreciation and amortization...................          3,897       21,764       29,323       54,663
Capital expenditures............................          2,103        6,319        7,245       15,084


                                       September
                                           30,           December 31,
                                          2002         2001        2000
                                       ----------   ----------------------
                                                  (in thousands)

BALANCE SHEET DATA:
Cash................................      $58,236       $21,591    $22,803
Current assets, including cash......      126,752       100,227    113,443
Noncurrent assets...................      396,632       417,343    440,514
Total assets........................      523,384       517,570    553,957
Current liabilities.................       75,048        70,361     70,376
Total long-term debt................      165,648       181,790    250,000
Noncurrent liabilities, excluding
  debt..............................       12,663        15,486         --
Preferred stock.....................      208,088       207,975    202,185
Shareholders' equity................       61,937        41,958     31,396

(1) The nine months ended September 30, 2002 includes a one-time non-cash, after-tax charge of $4.4 million, net of an income tax benefit of $2.8 million, related to the implementation of FAS 142, "Goodwill and Other Intangible Assets".

(2) The nine months ended September 30, 2001 includes an extraordinary gain of $13.6 million, net of an income tax provision of $9.7 million, for the retirement of senior notes at a discount to face value.

(3) The year ended December 31, 2001 includes an extraordinary gain of $32.7 million, net of an income tax provision of $11.3 million, for the retirement of senior notes at a discount to face value.

(4) The year ended December 31, 2000 includes a write-down of $22.9 million of inventories, packaging, tooling and design and development costs associated with discontinued toy lines in the game and large doll categories.

(5) EBITDA is defined as earnings before cumulative effect of change in accounting principle, extraordinary gain, interest expense, income taxes and depreciation and amortization. EBITDA does not represent net income or cash flows from operations as those terms are defined as generally accepted accounting principles. EBITDA does not necessarily indicate whether cash flows will be sufficient to fund cash needs.

                    UNAUDITED PRO FORMA FINANCIAL INFORMATION
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

        The following unaudited pro forma information presents the effects of the Offer to Exchange assuming that 20,807,242 Preferred Shares, representing all of our Preferred Shares outstanding as of November 4, 2002, are exchanged for Common Shares at an exchange ratio of 1 Preferred Share for 1.39 Common Shares as if the exchange occurred at the beginning of the respective periods for the unaudited statement of operations data and unaudited other data, and as if the exchange occurred as of September 30, 2002 for the unaudited balance sheet data. The pro forma results do not include costs of this Offer to Exchange or a dividend charge that we will incur as a result of the Offer to Exchange of approximately $60 million, which relates to the difference, at an assumed price of $8.25 per share of Common Stock, between the value of the Common Stock exchanged in the Offer to Exchange if all of our Preferred Shares are exchanged and the value of the shares that were issuable under the conversion terms of the Preferred Stock.

                                    Nine Months Ended                      Year Ended
                                    September 30, 2002                  December 31, 2001
                                    ------------------                  -----------------
                                  Actual       Pro Forma             Actual       Pro Forma
                                  ------       ---------             ------       ---------
                               (unaudited)

                                     (in thousands, except per share and ratio amounts)

STATEMENT OF OPERATIONS DATA:

Revenues                           $212,539         $212,539          $181,224         $181,224
Operating income                     57,384           57,384             1,618            1,618
Net income - (1)                     15,391           15,391             5,265            5,265
Preferred dividends                  12,216               --            16,034               --
Net income (loss) attributable
  to common stockholders            $ 3,175          $15,391         ($10,769)           $5,265
OTHER DATA:
Ratio of earnings to combined
  fixed charges                        1.25             2.04              0.08             0.12

Income (loss) per share - basic       $0.09           $ 0.43           ($0.31)            $0.08
Income (loss) per share - diluted     $0.08           $ 0.38           ($0.31)            $0.08


                                    September 30, 2002
                                    ------------------
                                  Actual       Pro Forma
                                  ------       ---------
                         (in thousands, except per share amounts)

BALANCE SHEET DATA:
Stockholders' equity                $61,937        $ 270,025
OTHER DATA:
Book value per common share           $1.71            $4.14

(1) The nine months ended September 30, 2002 includes a one-time non-cash, after-tax charge of $4.4 million, net of an income tax benefit of $2.8 million, related to the implementation of FAS 142, "Goodwill and Other Intangible Assets"; and the year ended December 31, 2001 includes an extraordinary gain of $32.7 million, net of an income tax provision of $11.3 million, for the retirement of senior notes at a discount to face value.

3.      CAUTION AS TO FORWARD-LOOKING STATEMENTS

        The  section  of  the  Offer  to  Exchange   entitled   "Caution  as  to
Forward-Looking Statements" starting on page 8 has been amended and restated in its entirety as follows:

                    CAUTION AS TO FORWARD-LOOKING STATEMENTS

        Except for historical information, matters discussed in this Offer to Exchange or statements incorporated by reference contain forward-looking information. Forward-looking statements may relate to, among other things, future performance generally, business development activities, future capital expenditures, financing sources and availability and the effects of regulation and competition.

        When we use the words "believe," "intend," "expect," "may," "will," "should," "anticipate" or their negatives or other similar expressions, the statements that include those words are usually forward-looking statements. When we describe a strategy that involves risks or uncertainties, we are making forward-looking statements.

        We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face, including those set forth in the section of this Offer to Exchange called "Risk Factors." Those are representative of factors that could affect the outcome of the forward-looking statements.


4.      REMOVAL OF CERTAIN CONDITIONS

        The section of the Offer to Exchange entitled "The Offer to Exchange - Conditions" starting on page 15 has been amended as follows. The condition set forth in the third bullet point on page 15 stating that if "any change or any development involving a prospective change in our business or our financial affairs or in that of any of our subsidiaries has occurred which, in our reasonable judgment, makes it impracticable or inadvisable to proceed with the Offer to Exchange" has been deleted in its entirety. In addition, items (5) and
(6) of the first bullet point on page 16 relating to "(5) any significant decrease in the market value of the Preferred Stock or Common Stock or in the general level of market prices of equity securities in the United States or abroad; [and] (6) any material change in the general political, market, economic or financial conditions in the United States or abroad" have been deleted in their entirety.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 233 Broadway, New York, New York 10279. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public over the Internet at the SEC's website at http://www.sec.gov.

               The Information Agent for the Offer to Exchange is:

                              D.F. King & Co., Inc.
                                 77 Water Street
                                   20th Floor
                               New York, NY 10005
             Banks and Brokerage Firms, Please Call: (212) 269-5550
                    All Others Call Toll-free: (800) 269-6427

                The Exchange Agent for the Offer to Exchange is:

                     AMERICAN STOCK TRANSFER & TRUST COMPANY

      By Mail:               Facsimile Transmission:       By Hand or Overnight
                                                                 Courier:

   59 Maiden Lane       (for Eligible Institutions only)      59 Maiden Lane
 New York, NY 10038             (718) 234-5001              New York, NY 10038
   (800) 937-5449                                             (800) 937-5449
   (718) 921-8200                                             (718) 921-8200

                          For Confirmation Telephone:
                                 (800) 937-5449
                                 (718) 921-8200

        Additional copies of this Supplement, the Offer to Exchange, the Letter of Transmittal or other tender offer materials may be obtained from the Information Agent or the Exchange Agent and will be furnished at our expense. Questions and requests for assistance may be directed to the Information Agent as set forth above. Holders also may contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer to Exchange.